EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF ALY ENERGY SERVICES, INC.

(Pursuant to Section 242 of

the General Corporation Law of the State of Delaware)

Aly Energy Services, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

1. That the board of directors of the Company duly adopted resolutions to amend the Certificate of Incorporation of the Company, declaring said amendment to be in the best interests of the Company and its stockholders and authorizing the officers of the Company to solicit the consent of stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH of the Company’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

“FOURTH. The total number of shares of stock which the corporation shall have authority to issue is Twenty Million (20,000,000) shares, of which Five Million (5,000,000) shares, designated as Preferred Stock, shall have a par value of $.001 per share (the “Preferred Stock”), and Fifteen Million (15,000,000) shares, designated as Common Stock, shall have a par value of $.001 per share (the “Common Stock”). A statement of the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Corporation is as follows:

Preferred Stock. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. The designations, powers, preferences and relative, optional, conversion and other special rights, and the qualifications, limitations and restrictions thereof, of Preferred Stock of each class or series shall be such as are stated and expressed herein and, to the extent not stated and expressed herein, shall be such as may be fixed by the Board of Directors (authority so to do being hereby expressly granted) and stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of such class or series. Such resolution or resolutions shall (a) specify the class or series to which such Preferred Stock shall belong, (b) fix the dividend rate therefor, (c) fix the amount which the holders of Preferred Stock of such class or series shall be entitled to be paid in the event of a voluntary liquidation, dissolution or winding up of the Corporation, (d) state whether or not Preferred Stock of such class or series shall be redeemable and at what times and under what conditions and the amount or amounts payable thereon in the event of redemption, (e) fix the voting powers of the holders of Preferred Stock of such class or series, whether full or limited, or without voting powers, but in no event shall the holders of Preferred Stock of such class or series be entitled to more than one vote for each share held at all meetings of the stockholders of the Corporation; and may, in a manner not inconsistent with the provisions of this Article FOURTH, (i) limit the number of shares of such class or series which may be issued, (ii) provide for a sinking or purchase fund for the redemption or purchase of shares of such class or series and the terms and provisions governing the operation of any such fund and the status as to reissuance of shares of Preferred Stock purchased or otherwise reacquired or redeemed or retired through the operation thereof, (iii) impose conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issue of additional Preferred Stock or other capital stock ranking equally therewith or prior thereto as to dividends or distribution of assets on liquidation, and (iv) grant such other special rights to the holders of Preferred Stock of such class or series as the Board of Directors may determine and which are not inconsistent with the provisions of this Article FOURTH. The term “fix for such class or series” and similar terms shall mean stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of the class or series referred to therein. No further action or vote of the stockholders shall be required for any action taken by the Board of Directors pursuant to this Article FOURTH.

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Common Stock:

a. Dividends: Subject to the preferred rights of the holders of shares of any class or series of Preferred Stock as provided by the Board of Directors with respect to any such class or series of Preferred Stock, the holders of the Common Stock shall be entitled to receive, as and when declared by the Board of Directors out of the funds of the Corporation legally available therefor, such dividends (payable in cash, stock or otherwise) as the Board of Directors may from time to time determine, payable to stockholders of record on such dates, not exceeding sixty (60) days preceding the dividend payment dates, as shall be fixed for such purpose by the Board of Directors in advance of payment of each particular dividend.

b. Liquidation: In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the distribution or payment to the holders of shares of any class or series of Preferred Stock as provided by the Board of Directors with respect to any such class or series of Preferred Stock, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among and paid to the holders of Common Stock ratably in proportion to the number of shares of Common Stock held by them respectively.

c. Voting Rights: Except as otherwise required by law or as provided by the Board of Directors with respect to any class or series of Preferred Stock, the entire voting power and all voting rights shall be vested exclusively in the Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share standing in his name on the books of the Corporation.

The Company does, by Amendment to this Certificate of Incorporation effective August 7, 2018 (the “Effective Date”), reclassify its shares of Common Stock, par value $.001 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date as follows: Each twenty (20) shares of Old Common Stock outstanding immediately before the Effective Date, and each twenty (20) shares of Old Common Stock issuable pursuant to an instrument exercisable for shares of Old Common Stock (including, but not limited to, all rights to acquire Old Common Stock upon the exchange of shares of preferred stock issued by the Company’s subsidiaries) shall, on the Effective Date, be reclassified as and converted into, and become a right to receive, and the holders of the outstanding Old Common Stock or instruments exercisable for such Old Common Stock shall be entitled to receive therefore upon surrender of the certificates representing such shares of Old Common Stock to the Company, or upon exercise of such instrument, one share of Common Stock, $.001 par value, of the Company, subject to the treatment of fractional shares set forth herein. No scrip or fractional certificates will be issued. In lieu of fractional shares, the Company will pay a cash adjustment in respect of such fraction of a share in an amount equal to the same fraction of $7.00 to the holders entitled thereto.”

3. That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

4. That this Certificate of Amendment shall become effective at 6:00 p.m. EST on August 7, 2018.

IN WITNESS WHEREOF this Certificate of Amendment has been executed for Aly Energy Services, Inc. by Alya Hidayatallah, its Chief Financial Officer, this August 1, 2018.

/s/ ALYA HIDAYATALLAH
Alya Hidayatallah, Chief Financial Officer

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